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Exhibit 4.197

TransCanada PipeLines Limited

INTEREST AND ASSET COVERAGES

JUNE 30, 2002

The following interest and asset coverages are calculated as at or for the twelve month period ending June 30, 2002:

June 30, 2002
INTEREST COVERAGE	2.37 times
NET TANGIBLE ASSET COVERAGES
per $1,000 principal amount of Long-Term Debt
— excluding Recorded Future Income Taxes	$1,532
— including Recorded Future Income Taxes	$1,522

TransCanada PipeLines Limited

INTEREST COVERAGE USING U.S. GAAP INFORMATION

JUNE 30, 2002

The following interest coverage is calculated as at or
for the twelve month period ending June 30, 2002:

June 30, 2002
INTEREST COVERAGE	2.37 times

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TransCanada PipeLines Limited INTEREST AND ASSET COVERAGES JUNE 30, 2002
TransCanada PipeLines Limited INTEREST COVERAGE USING U.S. GAAP INFORMATION JUNE 30, 2002